Exhibit 99.19

CONSENT OF KAPPES, CASSIDAY AND ASSOCIATES

March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the “Form 40-F)

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled "Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.", with an effective date of July 6, 2018, (the “Technical Report”), and to (ii) the references to the Technical Report, or portions thereof, in the Annual Information Form of the Company for the fiscal year ended December 31, 2020 (the “AIF”), and in the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to us in the AIF and the Form 40-F. This consent extends to any amendments to the Form 40-F.

The undersigned also hereby consents to the use of our name in connection with reference to our involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to us in the registration statement (No. 333-240504) on Form F-10.

Kappes, Cassiday and Associates

/s/ Carl E. Defilippi
Name: Carl E. Defilippi
Title: Project Manager, Kappes, Cassiday and Associates